News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
August 2, 2022

Manulife Financial Corporation announces Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 9

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that it does not intend to exercise its right to redeem all or any of its currently outstanding 10,000,000 Non-cumulative Rate Reset Class 1 Shares Series 9 (the “Series 9 Preferred Shares”) (TSX: MFC.PR.I) on September 19, 2022. As a result, subject to certain conditions described in the prospectus supplement dated May 16, 2012 relating to the issuance of the Series 9 Preferred Shares (the “Prospectus”), the holders of the Series 9 Preferred Shares have the right, at their option, to convert all or part of their Series 9 Preferred Shares on a one-for-one basis into Non-cumulative Floating Rate Class 1 Shares Series 10 of Manulife (the “Series 10 Preferred Shares") on September 19, 2022. A formal notice of the right to convert Series 9 Preferred Shares into Series 10 Preferred Shares will be sent to the registered holders of the Series 9 Preferred Shares in accordance with the share conditions of the Series 9 Preferred Shares. Holders of Series 9 Preferred Shares are not required to elect to convert all or any part of their Series 9 Preferred Shares into Series 10 Preferred Shares. Holders who do not exercise their right to convert their Series 9 Preferred Shares into Series 10 Preferred Shares on such date will retain their Series 9 Preferred Shares, unless automatically converted in accordance with the conditions below.
The foregoing conversion right is subject to the conditions that: (i) if, after September 2, 2022, Manulife determines that there would be less than 1,000,000 Series 9 Preferred Shares outstanding on September 19, 2022, then all remaining Series 9 Preferred Shares will automatically be converted into an equal number of Series 10 Preferred Shares on September 19, 2022, and (ii) alternatively, if, after September 2, 2022, Manulife determines that there would be less than 1,000,000 Series 10 Preferred Shares outstanding on September 19, 2022, then no Series 9 Preferred Shares will be converted into Series 10 Preferred Shares. In either case, Manulife will give written notice to that effect to any registered holders of Series 9 Preferred Shares affected by the preceding minimums on or before September 12, 2022.
The dividend rate applicable to the Series 9 Preferred Shares for the 5-year period commencing on September 20, 2022, and ending on September 19, 2027, and the dividend rate applicable to the Series 10 Preferred Shares for the 3-month period commencing on September 20, 2022, and ending on December 19, 2022, will be determined and announced by way of a news release on August 22, 2022. Manulife will also give written notice of these dividend rates to the registered holders of Series 9 Preferred Shares.

Beneficial owners of Series 9 Preferred Shares who wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (Toronto time) on September 2, 2022. Conversion inquiries should be directed to Manulife’s Registrar and Transfer Agent, TSX Trust Company, at 1‑800-783-9495.
Subject to certain conditions described in the Prospectus, Manulife may redeem the Series 9 Preferred Shares, in whole or in part, on September 19, 2027, and on September 19 every five years thereafter and may redeem the Series 10 Preferred Shares, in whole or in part, after September 19, 2022.
The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 10 Preferred Shares effective upon conversion. Listing of the Series 10 Preferred Shares is subject to Manulife fulfilling all the listing requirements of the TSX and, upon approval, the Series 10 Preferred Shares will be listed on the TSX under the trading symbol “MFC.PR.S”.
The Series 9 Preferred Shares and the Series 10 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our global wealth and asset management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2021, we had more than 38,000 employees, over 119,000 agents, and thousands of distribution partners, serving over 33 million customers. Our principal operations are in Asia and Canada, and the United States, where we have served customers for more than 160 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong. In the previous 12 months we made CAD$32.7 billion in payments to our customers.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-852-4875 hung_ko@manulife.com